September 11, 2006

VIA EDGAR AND
OVERNIGHT COURIER

Mr. Karl Hiller, Accounting Branch Chief
Mark A. Wojciechowski, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:                               The Inventure Group, Inc. (fka Poore Brothers, Inc.)
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 30, 2006
File No. 001-14556

Dear Mr. Hiller:

The Inventure Group, Inc., a Delaware corporation (“Inventure Group” or the “Company”) is providing the following in response to the Staff’s comment letter dated August 21, 2006 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2005.  To facilitate your review, we have set forth the Staff’s comment followed by the Company’s response thereto.

The Company’s response to Staff Comments:

Note 1 — Organization, Business and Summary of Significant Accounting Policies, page 37

Advertising, Promotion and Trade Spending, page 39

1.                                      You explain that costs associated with slotting fees are expensed in the period incurred.  Please tell us the specific facts and circumstances surrounding your slotting fee arrangements that qualify such costs to be recorded as an expense, as opposed to a reduction of revenue, in accordance with the guidance in EITF 01-9.

Company Response:

Please be advised that any consideration given to our customers, including slotting fees and other sales incentives and allowances, are indeed being recorded as a reduction of revenue in accordance with the guidance in paragraphs 9 and 11 of EITF Issue No. 01-9. “Expensed in the period incurred” does not mean we are recording such costs as a selling, general and administrative expense.  We will revise the wording of our disclosure in the future to read as follows:

Securities and Exchange Commission
September 11, 2006

Future Disclosure of Advertising, Promotional and Trade Spending:

Advertising, Promotional Expenses and Trade Spending.  The Company expenses production costs of advertising the first time the advertising takes place, except for cooperative advertising costs which are expensed when the related sales are recognized.  Costs associated with obtaining shelf space (i.e. “slotting fees”) are accounted for as a reduction of revenue in the period in which such costs are incurred by the Company.  Anytime the Company offers consideration (cash or credit) as a trade advertising or promotion allowance to a purchaser of products at any point along the distribution chain, the amount is accrued and recorded as a reduction in revenue.  Marketing programs that deal directly with the consumer, primarily consisting of in-store demonstrations and samples and a sponsorship with a professional baseball team, are recorded as a marketing expense and included in selling, general and administrative expenses.

2.                                      We note your disclosure stating “. . . marketing programs that deal directly with the consumer are recorded in selling, general and administrative expenses.”  Please revise your disclosure to describe the various facets of your marketing programs.  Submit an analysis for any rebates or coupons offered directly to consumers, showing how your presentation is consistent with the guidance in EITF 01-9.

Company Response:

The Company’s marketing programs which deal directly with consumers primarily consist of in-store product demonstrations and samples and a sponsorship with a professional baseball team. We do not offer rebates and we rarely use coupons, and when coupons are used they are primarily given to consumers with complaints and used to create trial in the marketplace. Cost of coupons are not material and are approximately $4,500 during the first six months of 2006. For any major coupon or Free-Standing-Insert (Sunday circular coupon) program, we would accrue costs based on the estimated redemption rate and coupon value and record such costs as a reduction of revenue in accordance with the guidance given in Issues No. 1 and 4 of EITF 01-9 and Example 1 of EITF 01-9 Exhibit 01-9c.

Demonstrations/Samples:   We will periodically arrange in-store product demonstrations with club stores (i.e. Sam’s, Costco or BJ’s) or grocery retailers.  Product demonstrations are conducted by independent third party providers designated by the various retailer or club chains.  During the in-store demonstrations the consumers in the stores receive small samples of our products, and consumers are not required to purchase our product in order to receive the sample. The cost of product used in the demonstrations, which is insignificant, and the fee we pay to the independent third party providers who conduct the in-store demonstrations are recorded as a sales and marketing expense in S,G&A. When we conduct in-store product demonstrations, we do not pay or give any consideration to the club stores or grocery retailers in which the demonstrations occur.

Securities and Exchange Commission
September 11, 2006

Sponsorships:   We have one sponsorship with the Arizona Diamondbacks Major League Baseball team which takes place during their baseball season. We do not sell product to the Arizona Diamondbacks, and the sponsorship clearly involves an identifiable benefit to us as the fans at the stadium see our name on the main scoreboard during each game and the value is reasonably estimated due to the fact that the ballclub charges us a fixed amount per game which we record as a sales and marketing expense in S,G&A.

Note 2 — Goodwill and Trademarks, page 41

3.                                      Please expand your disclosure to describe your trademarks in sufficient detail to enable the reader to understand the nature of the intangible assets, and the reasons you believe the trademarks have an indefinite life.  In addition, please also revise your disclosure to explain which reportable segment goodwill is allocated to, as required under paragraph 45 of SFAS 142.

Company Response:

We will revise the wording of our disclosure in the future to read as follows:

The Company’s Bob’s Texas Style potato chip brand was acquired in 1998 when the business of Tejas Snacks, L.P. was acquired. The Bob’s Texas Style trademark has a carrying value of approximately $1.2 million.

The Company’s Tato Skins potato chip brand was acquired in 1999 when the business of Wabash Foods was acquired. The Wabash - Tato Skins trademark has a carrying value of approximately $2.1 million.

The Company’s Boulder Canyon potato chip brand was acquired in 2000 when the business of Boulder Natural Foods, Inc. was acquired. The Boulder Canyon trademark has a carrying value of $0.9 million.

In determining that each of these trademarks has an indefinite life, management considered the factors found in paragraph 11 of SFAS No. 142. Management believes that each of these trademarks has the continued ability to generate cash flows indefinitely. Management’s determination that these trademarks have indefinite lives includes an evaluation of historical cash flows and projected cash flows for each of these trademarks. The Company continues making investments to market and promote each of these brands, and management continues to believe that the market opportunities and brand extension opportunities will generate cash flows for an indefinite period of time. In addition, there are no legal, regulatory, contractual, economic or other factors to limit the useful life of these trademarks, and management intends to renew each of these trademarks, which can be accomplished at little cost.

The Company recorded goodwill for each of the three acquisitions noted above. The acquired businesses were fully integrated into and are included in the Company’s

Securities and Exchange Commission
September 11, 2006

Branded Products business segment. Consequently, all goodwill is attributable to the Company’s Manufactured Products business segment.

Note 11 — Business Segments and Significant Customers, page 50

4.                                      Although you state that you do not allocate assets to the individual segments, the guidance in paragraph 27 of SFAS 131 requires that you disclose a measure of total assets for each reportable segment.  Please comply with this guidance or explain why you believe it does not apply to you.

Company Response:

The Company has two segments; (1) a manufactured products segment, and; (2) a distributed products segment. All long-lived assets, trademarks, and goodwill are associated exclusively with the Company’s Manufactured Products segment. In addition, the Company has never allocated any assets to the Distributed Products segment. In accordance with paragraph 90 of SFAS No.131, our future filings will include a disclosure that no assets are allocated to the Distributed Products segment.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•                  Staff comments or changes to disclosure in response to Staff comments does not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please direct them to the undersigned at the address and phone number set forth above.

Sincerely,
/s/ Steve Weinberger
Steve Weinberger
Chief Financial Officer

cc:           Christopher S. Stachowiak, Esq.